UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-41231

TC BIOPHARM (HOLDINGS) PLC

(Translation of registrant’s name into English)

Maxim 1, 2 Parklands Way
Holytown, Motherwell, ML1 4WR
Scotland, United Kingdom
+44 (0) 141 433 7557

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F           ☐ Form 40-F

Results of General Meeting

On December 30, 2024, TC BioPharm (Holdings) plc (“TC BioPharm” or the “Company”) held a general meeting of shareholders (the “General Meeting”). All of the resolutions set out in the Company’s notice of the General Meeting dated December 13, 2024 and furnished on Form 6-K with the Securities and Exchange Commission on December 16, 2024 were duly proposed and passed.

The matters presented for a vote and the related results are as follows:

Ordinary Resolutions	Votes For	Votes Against	Votes Withheld

Resolution 1:

To authorise at any time within 60 days after the date hereof to capitalise all or part of the amount standing to the credit of the share premium account of the Company on 30 December 2024 and utilise such amount for distribution amongst all of the holders of the ordinary shares of £0.0001 each of the Company (or their nominees) (the “Ordinary shares”) whose names are entered on the register of members at the close of business on 2 January 2025, in proportion to the number of such Ordinary shares then held by them respectively, on the basis of approximately 1 bonus share for every 4 Ordinary shares currently held by them such that new Ordinary shares would be issued.

	122,826,600	24,360,600	851,000

Resolution 2: To allot shares in the Company or grant rights to subscribe for or to convert any security into shares in the Company (Rights) up to an aggregate nominal amount of £50,000,000 for a period expiring (unless previously renewed, varied, or revoked by the Company in general meeting) five years from the date hereof.	107,540,400	37,379,000	3,118,800

Resolution 3: To allot equity securities for cash and any pre-emption provisions of the articles of association do not apply for a period of 5 years.	113,314,200	28,657,200	6,066,800

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TC BIOPHARM (HOLDINGS) PLC

	By:	/s/ Martin Thorp
Name: Martin Thorp
Title: Chief Financial Officer
Date: December 30, 2024

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